

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 2, 2017

Arie Belldegrun, M.D.
President and Chief Executive Officer
Kite Pharma, Inc.
2225 Colorado Avenue
Santa Monica, California

> **Re: Kite Pharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-36508**

Dear Dr. Belldegrun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business
Our Pipeline, page 5

1.   In future filings, please include a column for each of Phase 2 and Phase 3 in your product pipeline table. Alternatively, explain the basis for your belief that you can conduct Phase 2/3 trials for each of your products. To the extent that you have had discussions with the FDA about your Phase 2/3 trials, please tell us about these discussions.

Recent Developments, page 6

2.   In future filings expand your disclosure to provide a more detailed explanation of your primary endpoints. For example, what constitutes an observable response rate and a complete response rate? What factors determine whether there has been an observable response rate or complete response rate. Additionally, explain the meaning of the p value.

3.   In future filings, disclose all material adverse events, as opposed to the most common.

Our Licenses and Collaborations, page 18

4.   In future filings, please expand the discussion of your strategic research collaboration agreement with GE Global Research and file the agreement as an exhibit or tell us the basis for your conclusion that additional disclosure is not required.

5.   In future filings, please revise the description of your agreements with Fosun Pharma and Daiichi Sankyo to include termination provisions and the royalty term, respectively. Additionally, revise the description of the Daiichi Sankyo agreement to provide the royalty percentage or a reasonable range.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeffrey Gabor at (202) 551-2544 or myself at (202) 551-3675 with any questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare & Insurance

cc: Charles J. Bair, Esq.
        Cooley LLP